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                                                                    Exhibit 99.3

September 14, 1998


Reinvent Communications
Founders' Letter

USWeb was founded to become the first worldwide technology consulting firm focused on the Internet. We've brought together 1200 people in four countries who learn new things every day -- by searching, studying, communicating, transacting, perfecting, and marketing our clients' business through the use of Internet technology. It's been expensive to build this company. But the results have been on target, like 940% revenue growth for the second quarter of 1998, compared to the same period in 1997, while rapidly closing in on positive cash flow.

We've built this company in Internet time, because the rise of the Internet may be the most important single achievement in human history to date. Think about that statement for a moment. It's true. We want to be ready for it. Everything up to today is just the beginning.

Someday in the early 21st century, the Internet will be our television, our telephone, and our e-mail in one. It will be the front door for our businesses, libraries, schools, voting booths, and coffee shops. It will be our global university, the stock exchange for nearly every good and service, and a chapel for every faith. It will be the frontier for every youngster. Indeed, it will be the doorway to the mind of humanity.

We therefore believe that all major companies must now move on Internet time, at the speed of light. We're a living example of this.

Getting there from here represents a lot of change for the economy and for every enterprise within it. Today, USWeb is defining strategies and building solutions for 34 of the Fortune 100 as they respond to and capitalize on this change.
This is the business we have been in. It's the business we will always be in. But up till now, we've been looking for a chance to strengthen our creative offering. We needed to reinvent ourselves one more time.

We found the answer in CKS Group. If the Internet is the mind of humanity, then USWeb is the left brain and CKS Group is the right. USWeb brings some of the world's deepest Internet technical skill and CKS brings the world's best creative imaginations to complete the picture for our clients. With talent crossing every converging communications medium, our combined professionals will be among the best thinkers, technicians and artisans of the next century. The complementary strengths of the organizations should yield tremendous synergies. And the name we've chosen together is Reinvent.

Some have asked, 'isn't that like reinventing the wheel?' Well, yes, in fact, it is. We work for Harley-Davidson, and making a better wheel is exactly the kind of ROI they're now receiving from the Extranet we built to manage their warranty claims process. CKS is helping Apple reinvent itself
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with high impact branding and communications programs that have recently had a significant impact on its brand and customer relationships.

When we come together near the end of 1998, after all the regulatory, stockholder, and other approvals are in place, our professionals' expertise will fall into four disciplines:

* Reinvent Strategies - the group of experts who pride themselves on formulating breakthrough ideas in partnership with their clients, reinventing business models and opening new market opportunities.

* Reinvent Networks - with the mission to help its IT clients architect, construct, reconstruct, and operate fast, secure, scalable, and reliable network systems, for both data and voice over Internet protocols.

* Reinvent Systems - staffed by some of the brightest and best-trained application and database engineering experts in the world. They'll know how to build Intranets, Extranets, and E-commerce systems tuned for the Internet economy.

* Reinvent Marketing - the discipline that brings together the most creative and spirited ideas for marketing a message to an audience. To tell stories, market concepts, and ultimately capture the essence of our clients' products and services and communicate their brands to the world.

Today we are still separate companies and we'll continue to act separately until the merger is completed. But when we do come together, professionals from our four professional services disciplines will partner with our clients to reinvent businesses for the 21st century. And we'll keep advancing our strategy to support and complement these four disciplines, as we implement the results of our experts' research into the nature and future of the Internet itself as it changes our economy. Stay tuned.

It's what we've been saying all along. It's the difference between the old economy and the new one. The single most important fact that enterprises must realize is that the Internet will demand that they redefine themselves continually, forever. It's no longer enough to invent a great idea. You've already done that. You need to reinvent them again to succeed in the Internet economy.

We believe our company will be listed among the most important firms in the history books of the future. Indeed, our firm will be there to help make the future happen.


Joe Firmage, Chairman & CEO
Toby Corey, President & COO
Sheldon Laube, Chief Technology Officer
USWeb Corporation
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Readers are urged to review the Preliminary Joint Proxy Statement/Prospectus filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-4 filed on September 14, 1998 for additional information regarding the proposed USWeb/CKS merger. The Joint Proxy Statement/Prospectus will be used to solicit proxies on behalf of the USWeb Board of Directors and management, who in the aggregate may be deemed to have beneficial ownership of approximately 25.4% of USWeb Corporation's outstanding Common Stock as of September 1, 1998.

This letter contains "forward-looking statements" (as defined under securities law) regarding the planned merger of USWeb and CKS Group, their operation as a combined company, and the potential benefits to be derived. The companies' actual results, including their ability to obtain stockholder approval, gain regulatory clearance, complete the integration of the two entities, maintain customer relationships, retain employees, maintain or increase market share, grow the overall business, realize anticipated synergies, or reach any expected revenue or earnings objectives, as well as the development of the Internet, its importance in society and the contribution of CKS Group, may differ materially and adversely from those discussed in this letter. Factors that may cause such a difference include, without limitation, risks associated with acquisitions, such as difficulties in integrating operations, loss of customer accounts, inability to retain employees, decline in growth rate, challenges or costs involved in combining technologies or services, degree of acceptance and proliferation of the Internet in society, merger-related costs, adverse fluctuations in stock prices, potential litigation, and diversion of management attention from other business concerns. There can be no assurance that the merger will be completed on the intended schedule, or at all, or that the combined entities will be able to realize the intended benefits. For additional information about factors that could affect the businesses of USWeb and CKS Group, see the documents filed by the companies with the United States Securities and Exchange Commission.